UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42376

HUHUTECH INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

3-1208 Tiananzhihui Compound

228 Linghu Road

Xinwu District, Wuxi City, Jiangsu Province

People’s Republic of China 214135

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

HUHUTECH INTERNATIONAL GROUP INC., a Cayman Islands company (the “Company”) is hereby furnishing this report on Form 6-K (the “Report”) to provide the Unaudited Interim Condensed Consolidated Financial Statements of the Company as of and for the six months ended June 30, 2026, and 2025, included as Exhibit 99.1 of this Report, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2026 and 2025, included as Exhibit 99.2 of this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2026 and 2025
99.3	Press Release - HUHUTECH Reports 8.6% Revenue Growth for First Half of 2026, with New U.S., Germany, and Singapore Operations Contributing $3.7 Million
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2026

HUHUTECH INTERNATIONAL GROUP INC.

	By:	/s/ Yujun Xiao
	Name:	Yujun Xiao
	Title:	Chief Executive Officer

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